UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 17)*

Sprott Focus Trust, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78080N108
(CUSIP Number)

W. Whitney George, 777 Post Road, Darien, Connecticut, 06820, (203) 656-2430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	78080N108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

W. Whitney George

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,195,957

8.	SHARED VOTING POWER

2,144,810

9.	SOLE DISPOSITIVE POWER

3,195,957

10.	SHARED DISPOSITIVE POWER

2,144,810

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,340,767

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.91%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	78080N108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Meredith George

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,145,601

8.	SHARED VOTING POWER

2,144,810

9.	SOLE DISPOSITIVE POWER

1,145,601

10.	SHARED DISPOSITIVE POWER

2,144,810

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,290,411

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.12%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	78080N108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brooks George

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

123,357

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

123,357

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,357

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.53%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	78080N108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Allen George

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

120,065

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

120,065

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,065

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.52%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	78080N108

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

The title and class of equity securities to which this statement relates is Common Stock.

The name and address of the principal executive offices of the Issuer are:

Sprott Focus Trust, Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2700
Toronto, Ontario, Canada M5J2J1

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed jointly by W. Whitney George, Meredith George, Brooks George and Allen George (the "Reporting Persons").

(b)
The business address of W. Whitney George, Meredith George and Allen George is 777 Post Road, Darien, Connecticut, 06820. The business address of Brooks George is 650 Executive Drive, Willowbrook, Illinois, 60527.

(c)
W. Whitney George is Senior Portfolio Manager of Sprott Asset Management USA Inc. ("Sprott"), a registered investment adviser whose clients include the Issuer.    The company is principally located at 1910 Palomar Point Way, Suite 200, Carlsbad, California, 92008. Meredith George is a homemaker.  Brooks George works in marketing for Wholesome Tea, a beverage company principally located at 650 Executive Drive, Willowbrook, Illinois, 60527.  Allen George is currently unemployed.

(d)	Not applicable.

(e)	Not applicable.
(f)	The Reporting Persons are all citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
The source of the funds used by the Reporting Persons to acquire the Common Stock beneficially owned by them was personal funds of the Reporting Persons.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended and restated to read as follows:

The Reporting Persons purchased the shares of the Issuer's Common Stock for investment purposes.

W. Whitney George currently acts as the Issuer's portfolio manager and is an employee of Sprott. Because of family relationships among the Reporting Persons, they are filing jointly solely for informational purposes. The filing of this statement is not an admission by any Reporting  Person that such Reporting  Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-3 thereunder or for any  other  purpose,  and  each  Reporting  Person  disclaims  beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

Except as set forth above, the Reporting Persons do not have any present plan or proposal, which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  Each Reporting Person reserves the right, at a later date, to effect one or more of such changes or transactions in the number of Common Stock they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
	(a)
The aggregate number and percentage of the outstanding Common Stock (based upon a total of 23,308,193 shares reported outstanding as of November 30, 2015) beneficially owned by each of the reporting persons as of the date hereof are as follows

		W. Whitney George	5,340,767	22.91%
		Meredith George	3,290,411	14.12%
		Brooks George	123,357	0.53%
		Allen George	120,065	0.52%

(b)
W. Whitney George has sole voting and sole dispositive power with respect to 3,195,957 shares of Common Stock. The remaining 2,144,810 shares beneficially owned by him are jointly owned by Meredith George, his wife, and accordingly he may be deemed to share voting power and investment power with respect to such shares.

Meredith George has sole voting and sole dispositive power with respect to 1,145,601 shares of Common Stock. The remaining 2,144,810 shares beneficially owned by her are jointly owned by W. Whitney George, her husband, and accordingly she may be deemed to share voting power and investment power with respect to such shares.

Brooks George has sole voting and sole dispositive power with respect to 123,357 shares of Common Stock.

Allen George has sole voting and sole dispositive power with respect to 120,065 shares of Common Stock.

(c)
In the 60 days prior to the filing of this statement, W. Whitney George effected the following purchases of the Common Stock of the Issuer, which were effected in the open market and not previously reported on any Schedule 13D filing: (i) 2,172 shares at $6.00 per share on November 12, 2015; (ii) 47,828 shares at $5.9981 per share and 8,200 shares at $5.95 on November 13, 2015; (iii) 27,126 shares at $5.9978 per share on December 7, 2015; (iv) 23,335 shares at $5.9497 per share on December 8, 2015; (v) 49,539 shares at $5.9498 per share on December 10, 2015; (vi) 106,300 shares at $5.7667 per share on December 11, 2015; (vii) 73,578 shares at $5.6088 per share on December 14, 2015; (viii) 70,822 shares at $5.5947 per share on December 15, 2015.

None of the other Reporting Persons have effected any purchase or sale of Common Stock in the 60 days prior to the filing of this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Joint Filing Agreement dated July 9, 2015 by and among W. Whitney George, Meredith George, Brooks George and Allen George. – Incorporated by reference to Exhibit 99.1 to Amendment No. 15 to Schedule 13D of the Reporting Persons, filed with the Securities and Exchange Commission on July 9, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2015
(Date)

By: /s/ W. Whitney George
(Signature) W. Whitney George

By: /s/ Meredith George
(Signature) Meredith George

By: /s/ Brooks George
(Signature) Brooks George

By: /s/ Allen George
(Signature) Allen George

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).